UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8590

THRIFT PLAN FOR EMPLOYEES OF MURPHY OIL CORPORATION

(Full title of the Plan)

MURPHY OIL CORPORATION

(Name of issuer of securities held pursuant to Plan)

300 Peach Street, P. O. Box 7000, El Dorado, Arkansas 71731-7000

(Address of issuer’s principal executive office) (Zip Code)

Thrift Plan for Employees of Murphy Oil Corporation

Table of Contents

*All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, and Board of Directors

Murphy Oil Corporation

El Dorado, Arkansas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Report on Supplementary Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2005.

Little Rock, Arkansas

June 25, 2018

Thrift Plan for Employees of Murphy Oil Corporation

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
ASSETS
Investments at fair value	$176,037,051	159,327,914
Participant loans receivable	1,646,906	1,524,472
Net assets available for benefits	$177,683,957	160,852,386

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Investment activity for the year
Interest and dividend income	$6,864,246
Net appreciation in market value of investments	13,775,965
Participant loan interest income	53,320
Contributions
Employer	4,470,315
Employee	5,861,712
Rollover from other plans	802,352
Total contributions	11,134,379
Administrative expense credit	32,805
Benefits paid directly to participants	(15,029,144)
Net change for the year	16,831,571
Net assets available for benefits at beginning of year	160,852,386
Net assets available for benefits at end of year	$177,683,957

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

1.Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Benefits are recorded when paid.  The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

Significant Provisions

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation (Murphy) and administered by Murphy’s Employee Benefits Committee (the Committee). The Plan documents should be referred to for a complete description of the Plan’s provisions.

Each employee, except leased or contract employees, of one of the following companies (identified herein collectively as the Companies and individually as the Company) who is in Covered Employment as defined by the Plan may participate in the Plan.

A.Murphy Oil Corporation.

B.Murphy Exploration & Production Company, a wholly owned subsidiary of Murphy.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A.Salary Deferral Account – participant’s allotments up to a maximum of 25% of base pay for the year, but not to exceed $18,000 annually in 2017.

B.Matching Employer Contribution Account – Company contributions, dollar-for-dollar, based on the participant’s allotments (up to a maximum of 6% of regular earnings including overtime)  made to the Salary Deferral Account.

C.Employee Contribution Account – a non-highly paid participant’s after-tax allotments up to a maximum of 10% of base pay for the year.  If highly paid, no after-tax allotments are allowed.

D.Deductible Contribution Account – participant’s allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.

E.Minimum 401(k) Contribution Account – participant’s allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.

F.Rollover Account – contributions made by an employee from a prior qualified plan.

G.Discretionary Employer Contribution Account – Company discretionary contributions on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund (see Note 3).  A vested participant may redirect this investment to the other options described in Note 3.  Participation in this account became frozen as of September 1, 2003.  Employees eligible to receive Company discretionary contributions as of September 1, 2003 continued to receive such contributions after this date until their full entitlement was made as of September 30, 2004.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

H.Catch-Up Contribution Account – participant’s allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $6,000 for 2017.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expense credit.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employees are eligible to participate in the Plan on the first day of the month following their date of hire or immediately, if hired on the first day of the month.  All active participants in the Plan are immediately vested in their voluntary contributions and all Company contributions.

A vested participant who enrolled prior to January 1, 2008 may withdraw from the Matching Employer Contribution (Matching Employer) Account either totally or partially (limited to at least 10%, but no less than $250, or any higher multiple of 5% up to 50% of the account balance) once every 24 months or at any time after reaching age 59½.  Any participant enrolled after December 31, 2007 can only withdraw from the Matching Employer Account after reaching age 59½.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination.  After a hardship withdrawal from a Salary Deferral Account, participation in the Salary Deferral Account and Matching Employer Contribution Account is suspended for six months.

A withdrawal from a Rollover Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts or Deductible Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal.  No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(k) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986.  A $20 fee is charged for an in-service non-hardship withdrawal.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance.  A participant may have one general-purpose loan and one residential loan outstanding at any one time.  A residential loan must be approved by the Committee.  The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan.  Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant’s account through after-tax payroll deductions.  Each loan has a $35 initiation fee and a $15 annual maintenance fee.  Interest rates on outstanding loans receivable at December 31, 2017 range from 3.25% to 7.5%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Company  makes contributions to the Plan based on each participant’s allotments to the Salary Deferral Account subject to a maximum of 6% of the participant’s regular earnings including overtime.  Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration.  Trustee fees and related expenses will be paid by either the Plan or by participants’ fees.

Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the actual transfer date.

2.Net Assets and Investments

All assets in the Plan sponsored by Murphy Oil Corporation are associated only with the Thrift Plan for Employees of Murphy Oil Corporation.  Fidelity Management Trust Company (FMTC), Boston, Massachusetts, is the Trustee for Plan assets.  The Trusts had no nonparticipant-directed investments related to the Plan.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

The following table presents the net assets of the Plan as of December 31, 2017 and 2016.

	2017	2016
Investments at fair value
Common Stock
Murphy Oil Corporation	$27,436,435	23,953,628
Murphy USA Inc.	7,224,433	5,916,432
Total common stock	34,660,868	29,870,060
Common/collective trust	28,268,781	32,531,733
Registered investment companies	113,107,402	96,926,121
Participant loans receivable	1,646,906	1,524,472
Net assets	$177,683,957	160,852,386

Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock.  Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date.  Net appreciation in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in a benefit-responsive investment contract with FMTC (Management Income Portfolio II or MIP II).  FMTC maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.  The Plan’s interest in the fully benefit-responsive investment contract is valued at the net asset value (NAV) as a practical expedient.  This practical expedient would not be used if it is determined to be probable that the investment contract would sell the investment for an amount different from the reported NAV.  Participant transactions (purchases and sales) may occur daily.  The investment contract had no unfunded commitments as of December 31, 2017.  The investment contract has no redemption notice period, but does have a 90 day restriction for amounts transferred to a competing fund.

NAV as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against NAV for credit risk of the contract issuer or otherwise.

The guaranteed investment contract does not permit the insurance companies or financial institutions to terminate the agreement prior to the scheduled maturity date.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

3.Investment Options

Each Plan participant may invest contributions in one or more of 24 investment options.  The following paragraphs briefly describe each of these options.  A participant determines how each of his/her accounts is divided among the different options, but any division of a participant’s allotment and Company contributions must be in whole percentages.  Account balance transfers must be at least the greater of 1% of the account balance or $250.

The Murphy Stock Fund (MSF), which is managed by FMTC, is a fund comprised of common stock of Murphy Oil Corporation.  A participant withdrawing from MSF may elect to receive either cash or Murphy stock.  If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

The MIP II is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP II is invested in a money market fund for daily liquidity.  The goal of MIP II is to preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP II pay a specified rate of interest and repay principal upon maturity.  Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

The Fidelity Small Cap Index Fund seeks to provide investment results that correspond to the total return of stocks of small-capitalization United States companies by investing at least 80% of assets in securities included in the Russell 2000 Index.

The Fidelity Mid Cap Index Fund seeks to provide investment results that correspond to the total return of stocks of mid-capitalization United States companies by investing at least 80% of assets in securities included in the Russell Midcap Index.

Fidelity GNMA Fund seeks a high level of current income consistent with prudent investment risk by normally investing at least 80% of assets in Ginnie Maes and repurchase agreements for Ginnie Maes and investing in other U.S. Government securities and instruments related to U.S. Government securities.  The fund may engage in transactions that have a leveraging effect on the fund, and may also consider the potential for capital gain.

Vulcan Value Partners Small Cap seeks to achieve long-term capital appreciation by investing primarily in publicly traded small-cap companies that are both undervalued and possess sustainable competitive advantage.  The core position in the fund is generally 5% of the fund’s portfolio and holds about 20 companies across various industries.  The fund may invest up to 30% of its assets in publicly traded foreign securities and may hold up to 10% of net assets in illiquid securities.

FMI Large Cap Institutional Fund seeks long term capital appreciation through the purchase of a limited number of large capitalization value stocks.  The fund concentrates its investments on fewer companies than a diversified mutual fund by holding approximately 20-30 stocks, with most major industry groups represented.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

PIMCO Income Institutional seeks to maximize current income, with long-term capital appreciation as a secondary objective.  The fund invests at least 65% of its total assets in a multi-sector portfolio of Fixed Income instruments of varying maturities which may be represented by forwards, derivatives, options, or swap agreements.  The fund may invest up to 50% of its total assets in high yield securities rated below investment grade but rated at least Caa by Moody’s, or equivalently rated by S&P or Fitch.

PIMCO Total Return Fund Institutional seeks maximum total return and preservation of capital by investing at least 65% of total assets in a diversified portfolio of fixed income instruments of varying maturities which may be represented by forwards, or derivatives such as options, futures contracts, or swap agreements.  The fund may invest up to 20% of its total assets in high yield securities rated B or higher by Moody’s, or equivalently rated by S&P or Fitch.

The Fidelity U.S. Bond Index Fund seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Bloomberg Barclays U.S. Aggregate Bond Index by investing at least 80% of fund assets in bonds included in the Bloomberg Barclays U.S. Aggregate Bond Index. The fund engages in transactions that have a leveraging effect on the fund, including investments in derivatives such as swaps (interest rate, total return, and credit default) and futures contracts.

The Fidelity Diversified International Fund managed by Fidelity Management & Research Company (FMRC) is a growth mutual fund that invests in common stocks of foreign companies.  The goal of the fund is to increase its value over the long term through capital growth.  If a participant invests in this fund and holds it for less than 30 days, the fund will deduct a trading fee of 1% of the ending value of shares sold.

The Fidelity Freedom Income Fund, also managed by FMRC, is an asset allocation mutual fund that invests approximately 17% of its assets in domestic equity funds, 7% in international equity funds, 46%  in bond funds and 30% in short-term funds.  The goal of the fund is to provide high current income and capital appreciation for those already in retirement.

The Company offers eleven separate Fidelity Freedom Funds with target retirement dates in five-year increments ranging from 2005 to 2055.  The Freedom Fund family, which is managed by FMRC, is comprised of asset allocation mutual funds that primarily invest in a combination of domestic and international equity funds, investment grade and high yield fixed income funds and short-term mutual funds.  The Freedom Funds are designed to target an investor’s anticipated retirement date, and the asset allocation mix becomes increasingly conservative over time as the target retirement date approaches.

The Fidelity 500 Index Fund normally invests at least 80% of assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States. The goal of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S.

Valuations of individual participants’ investments in each investment option and of the total beneficial interest of the Plan are determined by Fidelity Investments Institutional Operations Company, Inc.  (FIIOC).

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

Effective June 26, 2017, the following investment option offered through the Plan was no longer available:

FMI Large Cap Fund

Participants’ funds held in the above investment were transferred to a similar investment option along with future contributions.

4.  Risk and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

5.  Related Party Transactions

FIIOC handles record keeping and administration of the Plan.  Certain of the Plan’s investment options are in mutual funds managed by FMRC.  FIIOC and FMRC are both affiliates of FMTC, who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the MSF and the Murphy USA Stock Fund.  FMRC’s fees were deducted from the earnings of the mutual funds it manages.  The Plan received a net credit of  $32,805 in net trustee and administrative fees from FMTC and FIIOC in 2017.  In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions.  For the year ended December 31, 2017, contributions into the MSF totaled $1,724,942, while distributions out of the MSF totaled $854,913.  During the year ended December 31, 2017, the Plan recorded $862,777 of dividend income from the MSF.  These transactions are covered by exemptions from the prohibited transactions provisions of ERISA and the Internal Revenue Code of 1986, as amended.

6.  Income Taxes

Although the Plan has been amended since receiving a favorable determination letter dated July 1, 2014, the Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, the  Plan is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended.  With few exceptions, the Plan is no longer subject to U.S. Federal income tax examinations by tax authorities subsequent to 2014.

7.  Assets at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality.  Level 1 inputs are quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Thrift Plan for Employees of Murphy Oil Corporation

Notes to Financial Statements

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements  of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended December 31, 2017.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  In certain cases where Level 1 inputs are not available, securities or other investments would be classified within Level 2 or Level 3 of the hierarchy.    The Plan had no Level 2 or Level 3 investments at December 31, 2017 or 2016.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2017 and 2016.

	Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2017	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$34,660,868	34,660,868	–	–
Mutual Funds	113,107,402	113,107,402	–	–
Total assets in fair value hierarchy	147,768,270	147,768,270	–	–
Investments measured at net asset value*	28,268,781	–	–	–
Investments at Fair Value	$176,037,051	147,768,270	–	–
December 31, 2016
Common Stock	$29,870,061	29,870,061	–	–
Mutual Funds	96,926,121	96,926,121	–	–
Total assets in fair value hierarchy	126,796,182	126,796,182	–	–
Investments measured at net asset value*	32,531,732	–	–	–
Investments at Fair Value	$159,327,914	126,796,182	–	–

The above table does not include Participant loans receivable in the amount of $1,646,906 and $1,524,472 at December 31, 2017 and 2016, respectively.

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

Thrift Plan for Employees of Murphy Oil Corporation

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of Issuer	Description of Investment	Current Value
FMI Large Cap Inst.[1]	Registered Investment Co., 1,342,412 shares	$28,821,580
Managed Income Portfolio II Class 1	Common/Collective Trust, 28,268,781 shares	28,268,781
Murphy Stock Fund[1]	Common Stock Fund, 883,582 shares	27,436,435
FID 500 Index Inst.[1]	Registered Investment Co., 116,907 shares	10,924,918
FID Mid Cap Index[1]	Registered Investment Co., 494,587 shares	10,376,498
Murphy USA Stock Fund[2]	Common Stock Fund, 89,890 shares	7,224,433
FID Freedom 2035[1]	Registered Investment Co., 426,512 shares	6,500,125
FID Diversified Intl.[1]	Registered Investment Co., 162,395 shares	6,499,179
FID Freedom 2025[1]	Registered Investment Co., 443,874 shares	6,391,789
FID Freedom 2020[1]	Registered Investment Co., 332,203 shares	5,504,609
PIMCO Total Return Inst.	Registered Investment Co., 502,700 shares	5,162,726
FID Freedom 2030[1]	Registered Investment Co., 265,525 shares	4,795,380
PIMCO Income Inst.	Registered Investment Co., 374,047 shares	4,641,918
FID Freedom 2040[1]	Registered Investment Co., 411,262 shares	4,400,507
FID Freedom 2045[1]	Registered Investment Co., 302,954 shares	3,671,808
FID Freedom 2050[1]	Registered Investment Co., 264,882 shares	3,228,913
Vulcan Value Ptrs. Smcp.	Registered Investment Co., 159,651 shares	3,133,942
FID Freedom 2015[1]	Registered Investment Co., 158,781 shares	2,124,493
FID Freedom 2055[1]	Registered Investment Co., 124,258 shares	1,707,299
FID Small Cap Index[1]	Registered Investment Co., 78,129 shares	1,587,581
FID Freedom 2005[1]	Registered Investment Co., 78,672 shares	988,126
FID Freedom Income[1]	Registered Investment Co., 73,314 shares	863,643
FID Freedom 2010[1]	Registered Investment Co., 47,658 shares	765,399
FID U.S. Bond Index[1]	Registered Investment Co., 64,187 shares	743,930
FID GNMA[1]	Registered Investment Co., 23,993 shares	273,039
Participant loans receivable	Interest rates between 3.25% and 7.50%	1,646,906
Net assets at fair value		$177,683,957

1Party-in-interest.

2This fund is comprised of common stock of Murphy USA Inc. (MUSA).  MUSA was wholly owned by Murphy prior to August 30, 2013, when Murphy’s stockholders received MUSA common stock in a spin-off transaction.  These investments resulted from the spin-off of MSF held in the Master Trust at the date of distribution.  The Master Trust was dissolved at the time of the spin-off transaction.  No new investments are allowed in this fund.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN FOR EMPLOYEES OF

MURPHY OIL CORPORATION

Date: June 25, 2018

By:   /s/ Kelli M. Hammock

Kelli M. Hammock

Senior Vice President, Administration and

 Chair of Employee Benefits Committee,

 Murphy Oil Corporation